Exhibit 12

BEAM INC. AND SUBSIDIARIES

STATEMENT RE COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

(Dollar amounts in millions)

Six Months Ended June 30, 2013
Earnings Available:
Income from continuing operations before income taxes	$244.3
Add: Total Fixed Charges	54.9
Less: Income of equity investees included above	0.9

Total Earnings Available	$298.3

Fixed Charges:
Interest expense and amortization of debt discount and expenses	$52.1
Portion of rentals representative of an interest factor	2.8

Total Fixed Charges	$54.9

Ratio of Earnings to Fixed Charges	5.43